AgiiPlus Inc.

July 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	AgiiPlus Inc.
Amendment No. 9 to Registration Statement on Form F-1
Filed June 25, 2024
File No. 333-267461

Ladies and Gentlemen:

AgiiPlus Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 15, 2024 regarding Amendment No. 9 to Registration Statement on Form F-1 filed by AgiiPlus Inc. on June 25, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 10 to the Registration Statement on Form F-1 (“Amendment No. 10 to the Registration Statement”) is being filed by the Company to accompany this response letter.

Amendment No. 9 to Registration Statement on Form F-1 filed June 25, 2024

Item 9. Undertakings, page II-4

1. We note your response to prior comment 4. Please revise to provide the applicable undertakings in the exact form required by Item 512 of Regulation S-K. In this regard, we note that your Item 512(a)(1)(iii) undertaking includes qualifying language upon which it appears you are not entitled to rely, as your registration statement is on Form F-1.

Response: In response to the Staff’s comment, we revised Item 9. Undertakings to provide the applicable undertakings required by Item 512 of Regulation S-K.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Jing Hu
Jing Hu
Chief Executive Officer and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC